Exhibit 99.4
Asia Pacific Wire & Cable Corporation Limited
Room B 7/Fl., No. 132, Sec. 3, Min-sheng East Road, Taipei, 105, Taiwan, ROC
Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE
September 2, 2010

UPDATED: Asia Pacific Wire & Cable Corporation Announces First Half year 2010 Financial Results and AGM
— Revenues Increase by 39.9% and Net Income Increases by More than 95% Versus Year-Ago
     TAIPEI, Taiwan, Sept. 2 / PRNewswire-Asia-First Call/ — Asia Pacific Wire & Cable Corporation Limited (OTC Bulletin Board: AWRCF) (“APWC” or the “Company”) updates its unaudited consolidated results for the 1H ended June 30, 2010. The original release was issued earlier today.
     1H 2010 Financial Highlights
     The Company reported that the strong momentum in the first quarter of 2010 continued through the second quarter, and demand for our products continued to remain strong-particularly for enameled wire and power cable. During the first half of the year, the copper price has remained within a stable range. The majority of our products and services are used in industrial, power and telecommunications infrastructure in the growing Asia-Pacific region.
—	Revenues in the first half ended June 30, 2010 were $210.9 million, a 39.9% increase over the year-ago period

—	Gross profit was $25.6 million in the first half of 2010, versus $20.4 million in the year-ago period

—	Net income attributable to APWC shareholders was $7.4 million, versus $3.8 million in the year-ago period
     First-Half 2010 Results

     Revenues in the first half ended June 30, 2010 were $210.9 million, a 39.9% increase over the year-ago period. Gross profit was $25.6 million in the first half of 2010, versus $20.4 million in the year-ago period, representing a gross margin of 12.2% versus 13.5%, respectively. Operating income in the first half of 2010 was $12.2 million, versus $4.7 million in the year-ago period, an increase of 259.6%. SG&A expenses were down by 1.2 million, when compared with same period last year at 14.2 million. Bad debt allowances were also reduced by 1 million. This is primarily due to the fact that the Company continued to tighten cost controls into second quarter, particularly in the areas of inventory, expenses, and account receivable collections. Net income attributable to APWC shareholders was $7.4 million versus $3.8 million in the year-ago period, an increase of 94.7%. Net income per basic and diluted share was $0.54 in the first half of 2010, versus $0.27 in the year-ago period, a 200% increase.
     Financial Conditions
     As of June 30, 2010, the Company had $43.2 million in cash and cash equivalents, compared to $41.5 million as of December 31, 2009. Total current assets were $266.0 million as of June 30, 2010, compared to $239.0 million at the end of 2009, and total current liabilities were $126.5 million as of June 30, 2010, compared to $111.9 million at the end of 2009. Working capital was $139.5 million as of June 30, 2010, versus $127.1 million at the end of 2009. Shareholders’ equity attributable to APWC was $134.7 million, compared to $127.4 million at the end of 2009. Net book value per share attributable to APWC increased from $9.21 in the year ago to $9.74 by $0.53, an improvement of 5.8%.
     Annual General Meeting
     In addition, the Company announces its annual general meeting of shareholders as follows:
     Date: Friday, September 3, 2010
     Time: 9:00 p.m. (Taipei time) / 9:00 a.m. (New York time)
     Location: 132 Min-Sheng East Road, Section 3, Room B, 7th Fl., Taipei, 105 Taiwan, ROC
     The Meeting is being held for the purposes below, and additional details will be provided in the Notice of Meeting and related proxy statement that will be provided to shareholders.
1.	To read and approve the written record of the last Annual General Meeting of the Shareholders held on September 29, 2009;

2.	To approve the reappointment of Ernst & Young LLP as the independent auditor for the current fiscal year;

3.	To elect ten (10) members of the Board of Directors, each for a term ending on the date of the next Annual General Meeting;

4.	To approve the compensation to be paid to the Directors; and

5.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.
     The Company is announcing a record date of July 30, 2010 for shareholders who wish to vote at the Annual General Meeting. All shareholders of record as of July 30th shall be entitled to one vote per share on all matters put to shareholders at the Annual General Meeting, all as more fully described in the Notice of Meeting and related proxy statement that will be provided to shareholders of record.
     Shareholders not able to attend the Meeting in person will be invited to participate by conference telephone by dialing into the Meeting on one of the conference call-in numbers that will be provided in the Notice of Meeting.
     Upcoming Events
     The Company will attend the Brean Hurray, Carret & Co. 2010 China Growth Conference in New York, City from November 17 — 18, 2010. Management will be available for one-on-one meetings at the conference.
     About Asia Pacific Wire & Cable Corporation
     Asia Pacific Wire & Cable Corporation is a leading manufacturer and distributor of telecommunications (copper and fiber-optic) and power cable and enameled-wire products in the Asia-Pacific region, primarily in China, Thailand, Singapore and Australia. For more information on the Company, visit http:/www.apwcc.com. Information on the Company’s Web site or any other Web site does not constitute a portion of this release.
     Safe Harbor Statement
     This release contains certain “forward-looking statements” relating to the Company, and its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as “believes”, “expects” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.
(financial tables follow)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AKD SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousand U.S. Dollars)

	(Audited)	(Unaudited)
	June 30,	December 31,
	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$43,220	$41,534
Unrestricted short-term bank deposits	—	—
Restricted short-term bank deposits	20,139	13,145
Accounts receivable	106,685	101,849
Amounts due from related parties	8,887	5,664
Inventories	79,554	69,047
Investments	65	106
Deferred tax assets	1,951	2,595
Prepaid expenses	4,594	3,928
Other current assets	912	1,180

Total current assets	266,007	239,048

Total property, plant and equipment (net)	42,876	43,640

OTHER ASSETS:
Long term investments	598	580
Investment in equity investees	3,238	3,263
Goodwill	8,801	8,801
Other assets	141	107
Deferred tax assets	1,971	613
	14,749	13,364

TOTAL ASSETS	$323,632	$296,052

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank loans and overdrafts	$58,689	$37,185
Accounts payable	27,076	33,706
Accrued expenses	8,873	9,244
Amounts due to related parties	17,175	17,487
Short-term loans from immediate holding	1,732	1,732
Income taxes	7,173	7,059
Current portion of long-term debt	—	—
Deferred tax liabilities	35	—
Other current liabilities	5,795	5,496

Total current liabilities	126,548	111,909

Other liabilities	889	546
Deferred tax liabilities	1,352	1,005

Total liabilities	128,789	113,460

SHAREHOLDERS’ EQUITY:
Common stock, $0.01 par value; Authorized shares - 50,000,000 shares
Issued and outstanding shares -13,830,769 in 2008 and 2009	138	138
Additional paid-in capital	111,541	111,541
Retained earnings	33,346	25,909
Accumulated other comprehensive loss	(10,313)	(10,196)

Total APWC shareholders’ equity	134,712	127,392

Non-controlling Interests	60,131	55,200

Total shareholders’ Equity	$194,843	$182,592

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$323,632	$296,052

NET BOOK VALUE PER SHARE	$9.74	$9.21

ISSUED AND OUTSTANDING SHARES	13,830,769	13,830,769

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND
SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousand U.S. Dollars, except share data)

	Six Months Ending
	June 30,
	(unaudited)
	2010	2009
Net Sales	$210,875	$150,684
Cost of Sales	(185,245)	(130,308)
Gross Profit	25,630	20,376

Selling, general and administrative expenses	(13,058)	(14,210)
Provision for doubtful debts	(400)	(1,414)
Impairment loss of long-lived assets	—	(76)
Income from Operations	12,172	4,676
Exchange gain (loss), net	1,141	(120)
Interest income	249	218
Interest expense	(1,200)	(1,433)
Share of net gain (loss) of equity investees	(25)	13
Gain on share issuance by subsidiaries and affiliates	—	—
Impairment of investment	—	—
Gain on disposal of subsidiaries	—	554
Other income	469	640
Income Before Taxes and Noncontrolling
Interest	12,806	4,548

Income taxes	(1,588)	1,958

Net Income	11,218	6,506

Less: Income attributable to the non-controlling interests	(3,780)	(2,709)

Net Income Attributable to APWC	7,438	3,797

Basic and Diluted Income Per Share	$0.54	$0.27

Basic and Diluted Weighted Average Common Shares Outstanding	13,830,769	13,830,769

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES CONDENSED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Audited	(Unaudited)
	December 31,	June 30,
	2009	2010
Net cash provided by (used in) operating activities	18,407	(9,906)
Net cash provided by investing activities	7,877	(8,753)
Net cash provided by (used in) financing activities	(21,710)	20,981
Effect of exchange rate changes on cash and cash equivalents	(550)	(636)
Net increase in cash and cash equivalents	4,024	1,686
Cash and cash equivalents at beginning of period	37,510	341,534
Cash and cash equivalents at end of period	$41,534	$43,220

For more information, please contact:
Company Contact:
Asia Pacific Wire & Cable Corporation Limited
Mr. Frank Tseng, CFO
Phone: +886-2-2712-2558 x66
Email: frank.tseng@apwcc.com
Web:  http://www.apwcc.Com
Investor Relations Contact:
CCG Investor Relations
Mr. John Harmon, Senior Account Manager
Phone; +1-646-333-3424 (New York)
Email:   john.harmon@ccgir.com
Web:   http://www.ccgir.com
SOURCE Asia Pacific Wire & Cable Corporation Limited
-0- 09/02/2010
/CONTACT; Frank Tseng, CFO of Asia Pacific Wire & Cable Corporation Limited, +886-2-2712-2558 x66, frank.tsengaapwcc.com; or Investor Relations,
John Harmon, Senior Account Manager of CCG Investor Relations, +1-645-833-3424
[New York), john.harmon@ccgir.com/
/Web site: http://www.apwcc.com/
(AWRCF AWRCF.OB)